EXHIBIT j

                          Independent Auditors' Consent


     We consent to the incorporation by reference in this Post-Effective Amendment No. 18 to the Registration Statement of The Wright EquiFund Equity Trust (1933 Act File No. 33-30085) on behalf of the Wright EquiFund Hong Kong/China Series, Wright EquiFund Japan Series, Wright EquiFund Mexico Series, and Wright EquiFund Netherlands Series of our report dated February 4, 2000, relating to the Series referenced above, which report is included in the Annual Report to Shareholders for the year ended December 31, 1999, in the Statement of Additional Information which is part of such Registration Statement.

     We also consent to the reference to our Firm under the heading "Financial Highlights" in the Prospectus and under the caption "Independent Certified Public Accountants" in the Statement of Additional Information.


/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Boston, Massachusetts
April 26, 2000